Mail Stop 3561

August 26, 2009

Via Fax & U.S. Mail

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

>   **Re: Medina International Holding**
>   **Form 10-KSB for the year ended April 30, 2008**
>   **Filed August 22, 2008**
>   **File No. 0-27211**

Dear Mr. Medina:

We issued comments to you on the above captioned filing on March 31, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 9, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

　　　　If you do not respond to the outstanding comments or contact us by September 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3813 with any other questions.

Sincerely,

for Linda Cvrkel

Linda Cvrkel
Branch Chief

Via Fax: Mr. Madhava Rao Mankal, CFO
          (949) 722-7854